UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Orthofix Medical Inc.

(Name of Issuer)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

68752M108

(CUSIP Number)

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 19, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68752M108

1	NAME OF REPORTING PERSON

ENGINE CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,565,743
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,565,743
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,565,743
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 68752M108

1	NAME OF REPORTING PERSON

ENGINE JET CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		299,117
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

299,117
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

299,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 68752M108

1	NAME OF REPORTING PERSON

ENGINE LIFT CAPITAL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		273,942
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

273,942
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

273,942
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 68752M108

1	NAME OF REPORTING PERSON

ENGINE CAPITAL MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,138,802
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,138,802
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,138,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 68752M108

1	NAME OF REPORTING PERSON

ENGINE CAPITAL MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,138,802
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,138,802
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,138,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 68752M108

1	NAME OF REPORTING PERSON

ENGINE INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,864,860
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,864,860
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,864,860
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 68752M108

1	NAME OF REPORTING PERSON

ENGINE INVESTMENTS II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		273,942
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

273,942
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

273,942
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. 68752M108

1	NAME OF REPORTING PERSON

ARNAUD AJDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BELGIUM
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,138,802
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,138,802
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,138,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 68752M108

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the “Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by each of Engine Capital, Engine Jet and Engine Lift were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,565,743 Shares beneficially owned by Engine Capital is approximately $30,121,439, including brokerage commissions. The aggregate purchase price of the 299,117 Shares beneficially owned by Engine Jet is approximately $3,508,642, including brokerage commissions. The aggregate purchase price of the 273,942 Shares beneficially owned by Engine Lift is approximately $3,227,280, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 19, 2024, Engine Capital and certain of its affiliates (collectively, “Engine”) entered into an amendment (the “Amendment”) to that certain Cooperation Agreement, dated December 11, 2023 (the “Cooperation Agreement”) with the Issuer. The Amendment provides that if the Issuer’s Board of Directors (the “Board”) determines in good faith after consulting with counsel that it would violate the Board’s fiduciary duties under applicable law for the Board to recommend, support and solicit proxies for the election of any of Alan L. Bazaar, Michael M. Finegan or Charles R. Kummeth (each, a “Specified Director”) at the Issuer’s 2024 annual meeting of stockholders (the “2024 Annual Meeting”) in the same manner as for the Issuer’s other nominees at the 2024 Annual Meeting, then the Board will not be required to recommend, support and solicit proxies for the applicable Specified Director, and Engine will be permitted to solicit proxies in favor of any such Specified Director, make statements and announcements, and otherwise engage in communications with stockholders in connection with such solicitation.

In addition, the Amendment confirms that certain other obligations of the Issuer under the Cooperation Agreement are subject to the exercise of the Board’s fiduciary duties under applicable law, and provides that if the Issuer fails to take specified actions as a result of the Board determining in good faith after consultation with counsel that taking actions would violate the Board’s fiduciary duties, that standstill provisions currently applicable to Engine would cease to remain in effect.

The foregoing description of the Amendment is qualified in its entirety by reference to the Amendment, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 37,406,644 Shares outstanding as of March 1, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 5, 2024.

10

CUSIP No. 68752M108

A.	Engine Capital
(a)	As of the date hereof, Engine Capital directly owned 2,565,743 Shares.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 2,565,743
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,565,743
4. Shared power to dispose or direct the disposition: 0
B.	Engine Jet
(a)	As of the date hereof, Engine Jet directly owned 299,117 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 299,117
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 299,117
4. Shared power to dispose or direct the disposition: 0
C.	Engine Lift
(a)	As of the date hereof, Engine Lift directly owned 273,942 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 273,942
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 273,942
4. Shared power to dispose or direct the disposition: 0
D.	Engine Management
(a)	Engine Management, as the investment manager of each of Engine Capital, Engine Jet and Engine Lift, may be deemed to beneficially own the 3,138,802 Shares owned in the aggregate by Engine Capital, Engine Jet and Engine Lift.

Percentage: Approximately 8.4%

(b)	1. Sole power to vote or direct vote: 3,138,802
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,138,802
4. Shared power to dispose or direct the disposition: 0
E.	Engine GP
(a)	Engine GP, as the general partner of Engine Management, may be deemed to beneficially own the 3,138,802 Shares owned in the aggregate by Engine Capital, Engine Jet and Engine Lift.

11

CUSIP No. 68752M108

Percentage: Approximately 8.4%

(b)	1. Sole power to vote or direct vote: 3,138,802
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,138,802
4. Shared power to dispose or direct the disposition: 0
F.	Engine Investments
(a)	Engine Investments, as the general partner of each of Engine Capital and Engine Jet, may be deemed to beneficially own the 2,864,860 Shares owned in the aggregate by Engine Capital and Engine Jet.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 2,864,860
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,864,860
4. Shared power to dispose or direct the disposition: 0
G.	Engine Investments II
(a)	Engine Investments II, as the general partner of Engine Lift, may be deemed to beneficially own the 273,942 Shares owned by Engine Lift.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 273,942
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 273,942
4. Shared power to dispose or direct the disposition: 0
H.	Arnaud Ajdler
(a)	Mr. Ajdler, as the managing partner of Engine Management and the managing member of each of Engine GP, Engine Investments and Engine Investments II, may be deemed to beneficially own the 3,138,802 Shares owned in the aggregate by Engine Capital, Engine Jet and Engine Lift.

Percentage: Approximately 8.4%

(b)	1. Sole power to vote or direct vote: 3,138,802
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,138,802
4. Shared power to dispose or direct the disposition: 0

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

12

CUSIP No. 68752M108

(c)	The transactions in the Shares during the past 60 days by certain of the Reporting Persons are set forth on Schedule A attached hereto and are incorporated herein by reference.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 19, 2024, Engine and the Issuer entered into the Amendment, as defined and described in Item 4 above, which is attached as Exhibit 99.1 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	First Amendment to Cooperation Agreement by and among Engine Capital, L.P., Engine Jet Capital, L.P., Engine Lift Capital, LP, Engine Capital Management, LP, Engine Capital Management GP, LLC, Engine Investments, LLC, Engine Investments II, LLC, Arnaud Ajdler and Orthofix Medical Inc., dated April 19, 2024.

13

CUSIP No. 68752M108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2024

Engine Capital, L.P.

By:	Engine Investments, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Jet Capital, L.P.

By:	Engine Investments, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Lift Capital, LP

By:	Engine Investments II, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital Management, LP

By:	Engine Capital Management GP, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

14

CUSIP No. 68752M108

Engine Capital Management GP, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Investments, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Investments II, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

/s/ Arnaud Ajdler
Arnaud Ajdler

15

CUSIP No. 68752M108

SCHEDULE A

Transactions in the Shares of the Issuer During the Past 60 Days

Nature of Transaction	Amount of Securities Purchased	Price per Share ($)	Date of Purchase

ENGINE CAPITAL L.P.

Purchase of Common Stock	1,600	13.2491	04/12/2024
Purchase of Common Stock	24,859	13.0615	04/15/2024
Purchase of Common Stock	4,373	13.0914	04/16/2024
Purchase of Common Stock	25,020	12.9666	04/17/2024
Purchase of Common Stock	30,734	13.0198	04/18/2024

ENGINE LIFT CAPITAL, LP

Purchase of Common Stock	4,948	13.0615	04/15/2024
Purchase of Common Stock	870	13.0914	04/16/2024
Purchase of Common Stock	4,980	12.9666	04/17/2024
Purchase of Common Stock	6,117	13.0198	04/18/2024